Samuel E. Whitley
Partner, Corporate and Securities Law
(Direct) 281.206.0433
swhitley@whitley–llp.com

December 7, 2020

Attn.: Mr. Ronald Alper

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:      The Emancipation Fund Initiative LLC

Amendment No. 3 to Draft Offering Statement on Form 1-A

Submitted November 24, 2020

File No. 367-00255

Dear Mr. Alper:

Our Firm represents The Emancipation Fund Initiative LLC (the “Company”) with respect to its Draft Offering Statement on Form 1-A (the “DOS”) filed with the Securities and Exchange Commission (the “Commission”) on July 24, 2020, and Amendment No. 3 to the DOS filed with the Commission on November 24, 2020 (“Amendment No. 3”).

We are in receipt of the comment letter dated December 3, 2020 received from the Staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 3.

This correspondence is to respond to the items set forth in the Staff’s December 3, 2020 comment letter regarding Amendment No. 3. The Staff’s comment is set forth in italics, and our response is set forth immediately below each item. Capitalized terms not defined herein have the meanings ascribed to them in Amendment No. 3.

1.	We note your revisions made in response to comment 1. Please also confirm, if any changes in the interest rate represent “a fundamental change in the information set forth in the offering statement,” that you will file a post qualification amendment. See Rule 252(f)(2)(ii) of Regulation A.

Response: The Company confirms that if any change in the interest rate represents a fundamental change in the information set forth in the offering statement, as provided by Rule 252(f)(2)(ii), the Company will file a post qualification amendment to the Offering Statement.

We hope that this information is responsive to the Staff’s comments. Pursuant to Rule 252(d) and conversations with the Staff, the Company will be filing publicly its prior non-public submissions of the DOS, with a view toward requesting qualification of the Company’s Offering Statement.

Thank you.

Very truly yours,

Whitley LLP Attorneys at Law

By: /s/ Samuel E. Whitley________________

Samuel E. Whitley

Partner, Corporate and Securities Law